UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 03, 2012

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Director/PDMR shareholding dated 1November 2012
Exhibit No. 2	Publication of Base Prospectus Supplement dated 7 November 2012
Exhibit No. 3	Publication of Base Prospectus Supplement dated 7 November 2012
Exhibit No. 4	Holding(s) in Company dated 8 November 2012
Exhibit No. 5	Holding(s) in Company dated 9 November 2012
Exhibit No. 6	Redemption of Notes and Cancellation of Listing dated 15 November 2012
Exhibit No. 7	FRN Varialble Rate Fix dated 19 November 2012
Exhibit No. 8	FRN Varialble Rate Fix dated 19 November 2012
Exhibit No. 9	Stabilisation Notice dated 21 November 2012
Exhibit No. 10	Publication of Base Prospectus Supplement dated 21 November 2012
Exhibit No. 11	Holding(s) in Company dated 23 November 2012
Exhibit No. 12	Holding(s) in Company dated 23 November 2012
Exhibit No. 13	Holding(s) in Company dated 27 November 2012
Exhibit No. 14	Holding(s) in Company dated 28 November 2012
Exhibit No. 15	Holding(s) in Company dated 30 November 2012

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: December 03, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: December 03, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

1 November 2012

Barclays PLC ("the Company")

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R (1) (a)

Sir David Walker, Chairman of the Company, notified the Company on 1 November 2012 that, on 1 November 2012, he had purchased 50,000 ordinary shares in the Company at a price of 230.19 pence per share.

Following this transaction, Sir David Walker has a total beneficial interest in 77,000 ordinary shares in the Company.

Exhibit No. 2

Publication of Base Prospectus Supplement

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement No. 2 dated 7 November 2012 to the Base Prospectus dated 1 June 2012 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser

http://www.rns-pdf.londonstockexchange.com/rns/5971Q_1-2012-11-7.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following disclaimer applies to the Base Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus Supplement. In accessing the Base Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS relating to the BARCLAYS PLC AND Barclays Bank PLC £60,000,000,000 DEBT ISSUANCE Programme (THE "BASE PROSPECTUS") AND THE BASE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Base Prospectus Supplement you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Base Prospectus Supplement, you shall be deemed to have represented that (i) you and any customers you represent are (a) QIBs or (b) not a U.S. person (as defined in Regulation S to the Securities Act) located outside the U.S.; and (ii) that you consent to delivery of the Base Prospectus Supplement and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Base Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus Supplement, electronically or otherwise, to any other person.

The Base Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Base Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Base Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuers.

Exhibit No. 3

Publication of Base Prospectus Supplement

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement No. 2 dated 7 November 2012 to the Base Prospectus dated 1 June 2012 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser

http://www.rns-pdf.londonstockexchange.com/rns/5972Q_1-2012-11-7.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP
DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following disclaimer applies to the Base Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus Supplement. In accessing the Base Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS relating to the BARCLAYS PLC AND Barclays Bank PLC £60,000,000,000 DEBT ISSUANCE Programme (THE "BASE PROSPECTUS") AND THE BASE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Base Prospectus Supplement you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Base Prospectus Supplement, you shall be deemed to have represented that (i) you and any customers you represent are (a) QIBs or (b) not a U.S. person (as defined in Regulation S to the Securities Act) located outside the U.S.; and (ii) that you consent to delivery of the Base Prospectus Supplement and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Base Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus Supplement, electronically or otherwise, to any other person.

The Base Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Base Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Base Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuers.

Exhibit No. 4

TR1 - Notification of Major Interest in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BARCLAYS PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	No
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	No
An event changing the breakdown of voting rights	No
Other (please specify):	A change in the voting rights applicable to 1) warrants for ordinary shares, on a delta adjusted basis 2) short put positions also adjusted on a delta adjusted basis.	Yes
3. Full name of person(s) subject to the notification obligation: iii	Qatar Holding LLC Qatar Investment Authority (as parent undertaking only)
4. Full name of shareholder(s) (if different from 3.):iv	Qatar Holding LLC
5. Date of the transaction and date on which the threshold is crossed or reached: v	31 October 2012
6. Date on which issuer notified:	07 November 2012
7. Threshold(s) that is/are crossed or reached: vi, vii	9% (upwards)

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights x
Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares of 25 pence each GB0031348658	813,964,552	813,964,552	813,964,552	813,964,552	N/A	6.650%	N/A

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
Warrants to subscribe for ordinary shares GB00B3FBGK05	197.775p	31 October 2013	27 November 2008 - 31 October 2013	323,863,861	Nominal	Delta
2.646%
Options on ordinary shares	Dates starting 11 Dec 2012 and ending 17 Dec 2012	European - on expiry	2,607,530	Nominal	Delta
0.021%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
1,140,435,942	9.317%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Qatar Holding LLC ("QH") is the beneficial holder of the specified shares, warrants and voting rights in Barclays plc.  QH is established as a limited liability company in the Qatar Financial Centre ("QFC") and is licensed by the QFC Authority under Licence No. 00004.  QH is wholly-owned by Qatar Investment Authority.

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	As required under the DTRs, this notification has been prepared using the total voting rights figure of 12,240,950,753 as set out in the public announcement made by Barclays plc dated 30 October 2012.
14. Contact name:	Mr. Ahmad Al-Sayed, CEO of Qatar Holding LLC
15. Contact telephone number:	+974.499.5806

Exhibit No. 5

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BARCLAYS PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	No
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	No
An event changing the breakdown of voting rights	No
Other (please specify):	Re-calculation of voting rights applicable to warrants for ordinary shares and options on ordinary shares.	Yes
3. Full name of person(s) subject to the notification obligation: iii	Qatar Holding LLC Qatar Investment Authority (as parent undertaking only)
4. Full name of shareholder(s) (if different from 3.):iv	Qatar Holding LLC
5. Date of the transaction and date on which the threshold is crossed or reached: v	31 October 2012
6. Date on which issuer notified:	09 November 2012
7. Threshold(s) that is/are crossed or reached: vi, vii	9% (downwards, see section 13 for additional information)

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights x
Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares of 25 pence each GB0031348658	813,964,552	813,964,552	813,964,552	813,964,552	N/A	6.650%	N/A

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
Warrants to subscribe for ordinary shares GB00B3FBGK05	197.775p	31 October 2013	27 November 2008 - 31 October 2013	252,408,039	Nominal	Delta
2.062%
Options on ordinary shares	Dates starting 11 Dec 2012 and ending 17 Dec 2012	European - on expiry	5,369,175	Nominal	Delta
0.044%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
1,071,741,766	8.755%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Qatar Holding LLC ("QH") is the beneficial holder of the specified shares, warrants and voting rights in Barclays plc.  QH is established as a limited liability company in the Qatar Financial Centre ("QFC") and is licensed by the QFC Authority under Licence No. 00004.  QH is wholly-owned by Qatar Investment Authority.

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:

This notification replaces the filing released on 08 November 2012. The delta ratios used to calculate the voting rights attributable to the warrants to subscribe for ordinary shares and the options on ordinary shares were incorrect. The delta ratios have been recalculated and Qatar Holding LLC's interest in the voting rights of Barclays plc did not cross the 9% threshold on 31 October 2012, and remains below 9%.

As required under the DTRs, this notification has been prepared using the total voting rights figure of 12,240,950,753 as set out in the public announcement made by Barclays plc dated 30 October 2012.

14. Contact name:	Mr. Ahmad Al-Sayed, CEO of Qatar Holding LLC
15. Contact telephone number:	+974.4499.5806

Exhibit No. 6

15 November 2012

BARCLAYS BANK PLC
£100,000,000 10 1/8 per cent. Subordinated Notes due 2017
(the "Notes"); (formerly issued by Woolwich PLC)

ISIN: XS0042695782

NOTICE OF REDEMPTION OF NOTES AND CANCELLATION OF LISTING

NOTICE IS HEREBY GIVEN by Barclays Bank PLC (the "Company") that the Company will fully redeem all of the outstanding Notes on 21 December 2012 (the "Redemption Date"), in accordance with Condition 4(b)(i) of the Notes. The outstanding Notes will be redeemed on the Redemption Date at a price equal to 100 per cent. of their principal amount plus accrued but unpaid interest from, and including, 21 December 2011 to, but excluding, the Redemption Date. Accordingly, the listing of the Notes on the Official List of the FSA and the admission of the Notes to trading on the Regulated Market of the London Stock Exchange plc will be cancelled with effect from the close of business on the Redemption Date.

Exhibit No. 7

Re:	BARCLAYS BANK PLC.
GBP 2,000,000,000.00
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Nov-2012 TO 17-Dec-2012 HAS BEEN FIXED AT 1.046250 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 17-Dec-2012 WILL AMOUNT TO:
GBP 44.43 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 8

Re:	BARCLAYS BANK PLC.
GBP 1,000,000,000.00
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Nov-2012 TO 17-Dec-2012 HAS BEEN FIXED AT 1.046250 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 17-Dec-2012 WILL AMOUNT TO:
GBP 44.43 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 9

Pre-stabilisation announcement

21 November 2012

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

Bord Gais

Stabilisation Notice

Barclays (Karan Shah); telephone: +44 20 7 773 9098 hereby gives notice that the Stabilising Manager(s) named below may stabilise the offer of the following securities in accordance with Commission Regulation (EC) No. 2273/2003 implementing the Market Abuse Directive (2003/6/EC).

The securities:
Issuer:	Bord Gais
Guarantor (if any):	none
Aggregate nominal amount:	EUR 500m
Description:	fixed senior unsecured due 4 December 2017
Offer price:	tba
Other offer terms:	n/a
Stabilisation:
Stabilisation Manager(s):
Barclays; 5 The North Colonnade; Canary Wharf; London E14 4BB
BNP Paribas, 10 Harewood Avenue, London NW1 6AA
Danske , 2-12 Holmens Kanal, DK-1092  Copenhagen K
HSBC Holdings plc; 8 Canada Square; London E14 5HQ

RBC Capital, Thames Court, One Queenhithe, London EC4V 4DE
Royal Bank of Scotland plc,  36 St Andrews Square, Edinburgh EH2 2YB

Stabilisation period expected to start on:	21 November 2012
Stabilisation period expected to end no later than:	21 December 2012
Existence, maximum size and conditions of use of over-allotment facility.	The Stabilising Manager(s) may over-allot the securities to the extent permitted in accordance with applicable law.

In connection with the offer of the above securities, the Stabilising Manager(s) may over-allot the securities or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) will take any stabilisation action and any stabilisation action, if begun, may be ended at any time. Any stabilisation action or over-allotment shall be conducted in accordance with all applicable laws and rules.
This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.
This announcement and the offer of the securities to which it relates are only addressed to and directed at persons outside the United Kingdom and persons in the United Kingdom who have professional experience in matters related to investments or who are high net worth persons within article 12(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and must not be acted on or relied on by other persons in the United Kingdom.
In addition, if and to the extent that this announcement is communicated in, or the offer of the securities to which it relates is made in, any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive") before the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or which has been approved by a competent authority in another Member State and notified to the competent authority in that Member State in accordance with the Prospectus Directive), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that Member State.
This announcement is not an offer of securities for sale into the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.  There will be no public offer of securities in the United States.

Exhibit No. 10

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus dated 19 November 2012 for the Barclays Bank PLC issuance of U.S.$3,000,000,000 7.625 per cent. Contingent Capital Notes due November 2022

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7198R_1-2012-11-21.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Prospectus available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Prospectus. In accessing the Prospectus, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

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The Prospectus does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Prospectus constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Prospectus, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus made available to you in electronic format and the hard copy version available to you on request from the issuers.

Notice to US investors: The Issuer has filed a registration statement on Form F-3 (including a prospectus which is different from the Prospectus) with the Securities and Exchange Commission (the "SEC") for the offering to which this communication relates and the Notes are being sold pursuant to that registration statement and prospectus. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement relating to the Notes and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and the offering of the Notes. Copies of these documents may be obtained from Barclays Capital Inc. through Broadgate Integrated Prospectus Distribution, 1155 Long Island Avenue, New York, NY 11717, United States of America. Alternatively, these documents are available at no charge by visiting EDGAR on the SEC website at www.sec.gov.

Exhibit No. 11

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	✓
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	His Highness Sheikh Mansour Bin Zayed Al Nahyan ("HHSM")
4. Full name of shareholder(s) (if different from 3.):iv	Yas Capital Limited ("YCL")
5. Date of the transaction and date on which the threshold is crossed or reached: v	Transaction date: 27 April 2011 Date threshold crossed: 19 November 2012
6. Date on which issuer notified:	22 November 2012
7. Threshold(s) that is/are crossed or reached: vi, vii	7%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares	758,437,618	758,437,618	Nil	Nil	758,437,618	Nil%	6.196%
ISIN GB0031348658

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Cash-settled options referencing ordinary shares				100,020,996		Nominal	Delta
							0.817%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
858,458,614			7.013%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
The cash-settled options are legally owned by YCL.  YCL is, in turn, wholly owned by HHSM.

The triggering event is an increase in the total voting rights deemed to be held by YCL under the cash-settled options (pursuant to DTR 5.3.1R) to 100,020,996.  Accordingly, as a result of the triggering event, YCL is deemed to hold directly, and HHSM is deemed to hold indirectly, 0.817% of the voting rights in Barclays PLC through YCL's total holding of cash-settled options.

For the avoidance of doubt, YCL has no right to acquire or exercise any voting rights in Barclays PLC.

The indirect holding by HHSM of the cash-settled options, when aggregated with HHSM's pre-existing indirect holding of ordinary shares (which has been the subject of previous notifications), is now more than the 7% threshold for voting rights that is notifiable by HHSM pursuant to DTR 5.1.2R.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 12,240,950,753 as set out in the regulatory announcement made by Barclays PLC dated 30 October 2012

14. Contact name:	Michael Latefi
15. Contact telephone number:	+971.566.852.568

Exhibit No. 12

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	✓
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	His Highness Sheikh Mansour Bin Zayed Al Nahyan ("HHSM")
4. Full name of shareholder(s) (if different from 3.):iv	Yas Capital Limited ("YCL")
5. Date of the transaction and date on which the threshold is crossed or reached: v	Transaction date: 27 April 2011 Date threshold crossed: 20 November 2012
6. Date on which issuer notified:	22 November 2012
7. Threshold(s) that is/are crossed or reached: vi, vii	7%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares	758,437,618	758,437,618	Nil	Nil	758,437,618	Nil%	6.196%
ISIN GB0031348658

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Cash-settled options referencing ordinary shares				96,949,305		Nominal	Delta
							0.792%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
855,386,923			6.987%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
The cash-settled options are legally owned by YCL.  YCL is, in turn, wholly owned by HHSM. The triggering event is a decrease in the total voting rights deemed to be held by YCL under the cash-settled options (pursuant to DTR 5.3.1R) to 96,949,305.  Accordingly, as a result of the triggering event, YCL is deemed to hold directly, and HHSM is deemed to hold indirectly, 0.792% of the voting rights in Barclays PLC through YCL's total holding of cash-settled options. For the avoidance of doubt, YCL has no right to acquire or exercise any voting rights in Barclays PLC. The indirect holding by HHSM of the cash-settled options, when aggregated with HHSM's pre-existing indirect holding of ordinary shares (which has been the subject of previous notifications), is now less than the 7% threshold for voting rights that is notifiable by HHSM pursuant to DTR 5.1.2R.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 12,240,950,753 as set out in the regulatory announcement made by Barclays PLC dated 30 October 2012

14. Contact name:	Michael Latefi
15. Contact telephone number:	+971.566.852.568

Exhibit No. 13

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	✓
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	His Highness Sheikh Mansour Bin Zayed Al Nahyan ("HHSM")
4. Full name of shareholder(s) (if different from 3.):iv	Yas Capital Limited ("YCL")
5. Date of the transaction and date on which the threshold is crossed or reached: v	Transaction date: 27 April 2011 Date threshold crossed: 21 November 2012
6. Date on which issuer notified:	27 November 2012
7. Threshold(s) that is/are crossed or reached: vi, vii	7%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares	758,437,618	758,437,618	Nil	Nil	758,437,618	Nil%	6.196%
ISIN GB0031348658

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Cash-settled options referencing ordinary shares				99,295,643		Nominal	Delta
							0.811%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
857,733,261			7.007%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
The cash-settled options are legally owned by YCL.  YCL is, in turn, wholly owned by HHSM.

The triggering event is an increase in the total voting rights deemed to be held by YCL under the cash-settled options (pursuant to DTR 5.3.1R) to 99,295,643.  Accordingly, as a result of the triggering event, YCL is deemed to hold directly, and HHSM is deemed to hold indirectly, 0.811% of the voting rights in Barclays PLC through YCL's total holding of cash-settled options.

For the avoidance of doubt, YCL has no right to acquire or exercise any voting rights in Barclays PLC.

The indirect holding by HHSM of the cash-settled options, when aggregated with HHSM's pre-existing indirect holding of ordinary shares (which has been the subject of previous notifications), is now more than the 7% threshold for voting rights that is notifiable by HHSM pursuant to DTR 5.1.2R.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 12,240,950,753 as set out in the regulatory announcement made by Barclays PLC dated 30 October 2012

14. Contact name:	Michael Latefi
15. Contact telephone number:	+971.566.852.568

Exhibit No. 14

For filings with the FSA include the annex
For filings with the issuer exclude the annex

TR-1: Notification of Major Interests in Shares
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	BARCLAYS PLC
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:	The Capital Group Companies, Inc.
4. Full name of shareholder(s) (if different from 3.):	See Schedule A
5. Date of the transaction and date on which the threshold is crossed reached:	26 November 2012
6. Date on which the issuer notified:	27 November 2012
7. Threshold(s) that is/are crossed or reached:	Above 3%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares If possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares		Number of voting rights		% of voting rights
			Direct	Indirect	Direct	Indirect	Direct	Indirect
Ordinary Shares (GB0031348658)	361,683,457	361,683,457		371,928,757		371,928,757		3.0384%
ADRs (US06738E2046)	3,892	15,568		3,892		15,568		0.0001%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights
N/A					Nominal	Delta

Total (A+B+C)
Number of voting rights	% of voting rights
371,944,325	3.0385%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
See Schedule A

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact Name:	GRGroup@capgroup.com
15. Contact telephone number:	(213) 615 -0469

Schedule A

As of 26 November 2012

BARCLAYS PLC

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") Holdings	371,944,325	3.039%

Holdings by CG Management Companies and Funds:

Capital Guardian Trust Company	70,046,948	0.572%
Capital International Limited	1,827,900	0.015%
Capital International SÁrl	2,303,600	0.019%
Capital International, Inc.	2,919,785	0.024%
Capital Research and Management Company	294,846,092	2.409%

Exhibit No. 15

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	✓
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	His Highness Sheikh Mansour Bin Zayed Al Nahyan ("HHSM")
4. Full name of shareholder(s) (if different from 3.):iv	Yas Capital Limited ("YCL")
5. Date of the transaction and date on which the threshold is crossed or reached: v	Transaction date: 27 April 2011 Date threshold crossed: 26 November 2012
6. Date on which issuer notified:	29 November 2012
7. Threshold(s) that is/are crossed or reached: vi, vii	7%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares	758,437,618	758,437,618	Nil	Nil	758,437,618	Nil%	6.196%
ISIN GB0031348658

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Cash-settled options referencing ordinary shares				87,405,143		Nominal	Delta
							0.714%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
845,842,761			6.91%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
The cash-settled options are legally owned by YCL.  YCL is, in turn, wholly owned by HHSM. The triggering event is a decrease in the total voting rights deemed to be held by YCL under the cash-settled options (pursuant to DTR 5.3.1R) to 87,405,143.  Accordingly, as a result of the triggering event, YCL is deemed to hold directly, and HHSM is deemed to hold indirectly, 0.714% of the voting rights in Barclays PLC through YCL's total holding of cash-settled options. For the avoidance of doubt, YCL has no right to acquire or exercise any voting rights in Barclays PLC. The indirect holding by HHSM of the cash-settled options, when aggregated with HHSM's pre-existing indirect holding of ordinary shares (which has been the subject of previous notifications), is now less than the 7% threshold for voting rights that is notifiable by HHSM pursuant to DTR 5.1.2R.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 12,240,950,753 as set out in the regulatory announcement made by Barclays PLC dated 30 October 2012

14. Contact name:	Michael Latefi
15. Contact telephone number:	+971.566.852.568